PAUL, HASTINGS, JANOFSKY & WALKER LLP
555 South Flower Street, Twenty-Third Floor
Los Angeles, California 90071

July 15, 2002

The Tax-Exempt Money Fund of America
333 South Hope Street
Los Angeles, California 90071

Ladies and Gentlemen:

We have acted as counsel to The Tax-Exempt Money Fund of America, a Massachusetts business trust (the "Fund"), in connection with Post-Effective Amendment No. 23 to the Fund's Registration Statement on Form N-1A (Registration No. 33-26431) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement"), relating to the issuance by the Fund of an indefinite number of certain classes of shares, including Class R-5 shares (the "Shares") of common stock of the Fund.

In our capacity as counsel for the Fund, we have examined the Declaration of Trust of the Fund filed December 5, 1988, as amended
(the "Declaration
of Trust"), the bylaws of the Fund, as amended, and originals or copies of actions of the Board of Trustees of the Fund, as furnished to us by the Fund, certificates of public officials, and such other documents, records and certificates as we have deemed necessary for the purposes of this opinion.
Our opinion below is limited to the federal law of the United States of America and the business trust law of the Commonwealth of Massachusetts. We are not licensed to practice law in the Commonwealth of Massachusetts, and we have based our opinion solely on our review of Chapter 182 of the Massachusetts General Laws and the case law interpreting such Chapter as reported in Mass. Gen. Laws Ann. Ch. 182 (West 1998, 2002 Supp.). We have not undertaken a review of other Massachusetts law or of any administrative or court decisions in connection with rendering this opinion. We disclaim any opinion as to any law other than as described above, and we disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental authority.

We note that pursuant to certain decisions of the Supreme Judicial Court of the Commonwealth of Massachusetts, shareholders of a Massachusetts business trust may, in certain circumstances, be held personally liable as partners for the obligations or liabilities of the trust. However, we also note that Article V,
Section 5.1 of the Declaration of Trust provides that no shareholder of the Fund as such shall be subject to any personal liability whatsoever to any person in connection with the affairs of the Fund, and that all persons shall look solely to the property of the Fund for satisfaction of claims of any nature arising directly or indirectly in connection with the affairs of the Fund. Further, the Fund is required to indemnify and hold each shareholder harmless from and against all claims and liabilities to which the shareholder may become subject by reason of the shareholder's being or having been a shareholder. This indemnification provision requires the Fund to reimburse the shareholder for all legal and other expenses reasonably incurred in connection with any such claim or liability. In addition, Article V, Section 5.4 of the Declaration of Trust provides that every written obligation, contract, instrument, or other undertaking of the Fund may recite that the obligations of the Fund thereunder are not binding upon any shareholder individually, but bind only the Fund.

Based on the foregoing and our examination of such questions of law as we have deemed necessary and appropriate for the purpose of this opinion, we are of the opinion that the Shares are duly authorized and, when purchased and paid for as described in the Registration Statement, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion of counsel as an exhibit to the Registration Statement.

Very truly yours,
/s/ PAUL, HASTINGS, JANOFSKY & WALKER LLP